SUB ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of the shareholders of the Touchstone Funds Group Trust Healthcare and Biotechnology Fund was held on April 21, 2011.  At the meeting, shareholders approved an Agreement and Plan of Reorganization providing for the transfer of all assets and liabilities of the Healthcare and Biotechnology Fund to the Touchstone Strategic Trust Large Cap Growth Fund and the subsequent liquidation of the Healthcare and Biotechnology Fund. The voting results of the meeting to approve the Agreement and Plan of Reorganization were as follows:

Shares voted
For:  756,446
Against:  79,632
Abstain:  28,822
Total:  864,900